                                                                       EXHIBIT 1

COMPANY PRESS RELEASE

SOURCE: ACS MOTION CONTROL LTD.

ACS MOTION CONTROL LTD. REPORTS THIRD QUARTER RESULTS

MIGDAL HA'EMEK, Israel, November 1, 2007 - ACS Motion Control Ltd., (Nasdaq:
ACSEF - news), a developer and manufacturer of advanced motion control products, reports third quarter revenues and earnings.

Revenues for the third quarter of 2007 were $2,062,000, compared to $2,932,000 revenues reported in the third quarter of 2006. Revenues for the first nine months of 2007 were $6,632,000, compared to $10,556,000 revenues reported in the first nine months of 2006.

Net loss for the third quarter of 2007 was $216,000, compared to $270,000 net income reported in the third quarter of 2006. Net loss for the first nine months of 2007 was $143,000, compared to $1,417,000 net income reported in the first nine months of 2006.

This press release contains forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the
Company's product, successful implementation of the Company's product, competitive factors, the ability to manage the Company's growth and the ability to recruit additional personnel.

CONTACT: ZE'EV KIRSHENBOIM, CHAIRMAN OF THE BOARD, ACS MOTION CONTROL LTD.
(011-972-4-654-6440)

2007, Q3 CONSOLIDATED STATEMENTS OF OPERATIONS              NINE MONTHS ENDED           THREE MONTHS ENDED       YEAR ENDED
                                                                SEPTEMBER 30,              SEPTEMBER 30,         DECEMBER 31,
                                                           ---------------------       ---------------------       -------
                                                            2007           2006         2007          2006           2006
                                                           -------       -------       -------       -------       -------
                                                                                     CONSOLIDATED
                                                           ---------------------------------------------------------------
                                                                             U.S. DOLLARS IN THOUSANDS
                                                           ---------------------------------------------------------------

REVENUES                                                     6,632        10,556         2,062         2,932        13,503
COST OF REVENUES                                             3,363         5,370         1,187         1,464         6,877
                                                           -------       -------       -------       -------       -------

GROSS PROFIT                                                 3,269         5,186           875         1,468         6,626
                                                           -------       -------       -------       -------       -------
RESEARCH AND DEVELOPMENT COSTS
COSTS INCURRED                                               1,591         1,468           489           494         2,065
LESS-GRANTS RECEIVED                                          (323)         (224)         (108)         (114)         (340)
                                                           -------       -------       -------       -------       -------
NET RESEARCH AND DEVELOPMENT COSTS                           1,268         1,244           381           380         1,725

SELLING AND MARKETING EXPENSES                               1,207         1,314           412           451         1,783
GENERAL AND ADMINISTRATIVE EXPENSES                          1,149         1,262           376           410         1,675
                                                           -------       -------       -------       -------       -------
TOTAL OPERATING COSTS                                        3,624         3,820         1,169         1,241         5,183
                                                           -------       -------       -------       -------       -------

OPERATING INCOME (LOSS)                                       (355)        1,366          (294)          227         1,443
FINANCING INCOME, NET                                          196           116            61            57           167
OTHER EXPENSES                                                   -             -             -             -            (9)
                                                           -------       -------       -------       -------       -------
INCOME (LOSS) BEFORE TAXES ON INCOME                          (159)        1,482          (233)          284         1,601
TAXES ON INCOME                                                 16           (65)           17           (14)          (64)
                                                           -------       -------       -------       -------       -------

NET INCOME (LOSS)                                             (143)        1,417          (216)          270         1,537
                                                           =======       =======       =======       =======       =======

EARNINGS (LOSS) PER SHARE IN U.S. DOLLARS
  BASIC                                                      (0.04)         0.44         (0.07)         0.09          0.48
                                                           =======       =======       =======       =======       =======

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION
OF EARNINGS PER SHARE
  BASIC - IN THOUSANDS                                       3,281         3,201         3,281         3,290         3,207
                                                           =======       =======       =======       =======       =======

2007, Q3 CONSOLIDATED BALANCE SHEETS                                           SEPTEMBER 30,             DECEMBER 31,
                                                                          2007             2006             2006
                                                                       ----------       ----------       ----------
                                                                                      CONSOLIDATED
                                                                       --------------------------------------------
                                                                                  U.S. DOLLARS IN THOUSANDS
                                                                       --------------------------------------------

ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                   2,727            2,474            3,042
Marketable debt securities                                                  4,043            2,125            2,619
Trade receivables, net                                                      1,734            2,744            2,335
Inventories                                                                 3,684            3,462            3,658
Other                                                                         736              522              485
                                                                       ----------       ----------       ----------
TOTAL CURRENT ASSETS                                                       12,924           11,327           12,139
                                                                       ----------       ----------       ----------

LONG-TERM ASSETS
Deferred income taxes                                                         146              121              110
Marketable debt securities                                                  1,044            2,423            1,933
Investment in other company                                                   532            1,011            1,002
Long-term assets                                                               62               90              104
                                                                       ----------       ----------       ----------
                                                                            1,784            3,645            3,149
                                                                       ----------       ----------       ----------

PROPERTY AND EQUIPMENT
Cost                                                                        3,842            3,622            3,648
Less - accumulated depreciation                                            (3,359)          (3,070)          (3,160)
                                                                       ----------       ----------       ----------
                                                                              483              552              488
                                                                       ----------       ----------       ----------

TOTAL ASSETS                                                               15,191           15,524           15,776
                                                                       ==========       ==========       ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Trade payables                                                              1,279            1,477            1,440
Other                                                                         912            1,113            1,226
                                                                       ----------       ----------       ----------
TOTAL CURRENT LIABILITIES                                                   2,191            2,590            2,666
                                                                       ----------       ----------       ----------

LONG-TERM LIABILITIES
Accrued severance pay, net                                                    201              181              202
                                                                       ----------       ----------       ----------
TOTAL LONG-TERM LIABILITIES                                                   201              181              202
                                                                       ----------       ----------       ----------
TOTAL LIABILITIES                                                           2,392            2,771            2,868
                                                                       ==========       ==========       ==========
SHAREHOLDERS' EQUITY
Share capital - Ordinary Shares of NIS 0.01 par value
Authorized: 8,000,000 shares
Issued - September 30, 2007 - 3,280,752, September 30, 2006-
3,290,052,
December 31, 2006- 3,266,752

Outstanding - September 30, 2007 - 3,280,751, September 30, 2006-
3,290,051, Dec 31, 2006- 3,266,751                                             10               10               10
Treasury stock - (1 share as of September 30, 2007, September 30,
2006 and December 31, 2006)                                                  (150)            (150)            (150)
Additional paid-in capital                                                  7,363            7,294            7,329
Retained earnings                                                           5,576            5,599            5,719
                                                                       ----------       ----------       ----------
TOTAL  SHAREHOLDERS' EQUITY                                                12,799           12,753           12,908
                                                                       ----------       ----------       ----------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                 15,191           15,524           15,776
                                                                       ==========       ==========       ==========

NET TANGIBLE ASSETS                                                        12,799           12,753           12,908
                                                                       ==========       ==========       ==========